Exhibit 21.1


Subsidiaries of the Company

     The Company's subsidiaries are as follows: Concurrent Review Technology, Inc., a Delaware corporation, HPR Securities Corp., a Massachusetts corporation, and The Integrity Group, Inc., an Alabama corporation.



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